Exhibit 99.2

KPMG LLP	Telephone (403) 691-8000
205-5th Avenue SW	Fax (403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

To the securities regulatory authorities in each of the provinces of Canada

Dear Sirs or Mesdames:

Re: Notice of Change of Auditors of Penn West Petroleum Ltd.

We have read the Change of Auditor Notice of Penn West Petroleum Ltd. dated March 13, 2015 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
March 13, 2015

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